UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Express, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

30219E103

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30219E103	13G	Page 2 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Multi-Channel Retail Holdings LLC - Series G
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,018,594 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,018,594 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,018,594 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 88,735,895 shares outstanding as disclosed in Express, Inc.’s registration statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on December 6, 2010.

CUSIP No. 30219E103	13G	Page 3 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Golden Gate Capital Investment Annex Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,018,594 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,018,594 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,018,594 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 88,735,895 shares outstanding as disclosed in Express, Inc.’s registration statement on Form S-1 filed with the Commission on December 6, 2010.

CUSIP No. 30219E103	13G	Page 4 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Golden Gate Capital Investment Annex Fund II, (AI) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,018,594 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,018,594 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,018,594 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 88,735,895 shares outstanding as disclosed in Express, Inc.’s registration statement on Form S-1 filed with the Commission on December 6, 2010.

CUSIP No. 30219E103	13G	Page 5 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Golden Gate Capital Investment Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,018,594 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,018,594 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,018,594 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 88,735,895 shares outstanding as disclosed in Express, Inc.’s registration statement on Form S-1 filed with the Commission on December 6, 2010.

CUSIP No. 30219E103	13G	Page 6 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Golden Gate Capital Investment Fund II-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,018,594 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,018,594 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,018,594 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 88,735,895 shares outstanding as disclosed in Express, Inc.’s registration statement on Form S-1 filed with the Commission on December 6, 2010.

CUSIP No. 30219E103	13G	Page 7 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Golden Gate Capital Investment Fund II, (AI) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,018,594 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,018,594 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,018,594 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 88,735,895 shares outstanding as disclosed in Express, Inc.’s registration statement on Form S-1 filed with the Commission on December 6, 2010.

CUSIP No. 30219E103	13G	Page 8 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Golden Gate Capital Investment Fund II-A, (AI) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,018,594 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,018,594 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,018,594 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 88,735,895 shares outstanding as disclosed in Express, Inc.’s registration statement on Form S-1 filed with the Commission on December 6, 2010.

CUSIP No. 30219E103	13G	Page 9 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Golden Gate Capital Associates II-QP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,018,594 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,018,594 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,018,594 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 88,735,895 shares outstanding as disclosed in Express, Inc.’s registration statement on Form S-1 filed with the Commission on December 6, 2010.

CUSIP No. 30219E103	13G	Page 10 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Golden Gate Capital Associates II-AI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,018,594 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,018,594 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,018,594 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 88,735,895 shares outstanding as disclosed in Express, Inc.’s registration statement on Form S-1 filed with the Commission on December 6, 2010.

CUSIP No. 30219E103	13G	Page 11 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Golden Gate Capital Management II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 38,018,594 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 38,018,594 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,018,594 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 88,735,895 shares outstanding as disclosed in Express, Inc.’s registration statement on Form S-1 filed with the Commission on December 6, 2010.

CUSIP No. 30219E103	13G	Page 12 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): CCG AV, L.L.C. - Series C
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,018,594 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,018,594 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,018,594 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 88,735,895 shares outstanding as disclosed in Express, Inc.’s registration statement on Form S-1 filed with the Commission on December 6, 2010.

CUSIP No. 30219E103	13G	Page 13 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): CCG AV, L.L.C. - Series I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,018,594 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,018,594 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,018,594 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 88,735,895 shares outstanding as disclosed in Express, Inc.’s registration statement on Form S-1 filed with the Commission on December 6, 2010.

CUSIP No. 30219E103	13G	Page 14 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): CCG AV, L.L.C. - Series L
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,018,594 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,018,594 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,018,594 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 88,735,895 shares outstanding as disclosed in Express, Inc.’s registration statement on Form S-1 filed with the Commission on December 6, 2010.

CUSIP No. 30219E103	13G	Page 15 of 20 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Golden Gate Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 38,018,594 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 38,018,594 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,018,594 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 88,735,895 shares outstanding as disclosed in Express, Inc.’s registration statement on Form S-1 filed with the Commission on December 6, 2010.

CUSIP No. 30219E103	13G	Page 16 of 20 Pages

Item 1	(a)	Name of Issuer:

Express, Inc. (the “Company”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are at 1 Express Drive, Columbus, Ohio 43230.

Item 2	(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: Multi-Channel Retail Holdings LLC - Series G (“MCRH”), Golden Gate Capital Investment Annex Fund II, L.P. (“Annex Fund II”), Golden Gate Capital Investment Annex Fund II, (AI) L.P. (“Annex Fund II (AI)”), Golden Gate Capital Investment Fund II, L.P. (“Fund II”), Golden Gate Capital Investment Fund II-A, L.P. (“Fund II-A”), Golden Gate Capital Investment Fund II, (AI) L.P. (“Fund II (AI)”), Golden Gate Capital Investment Fund II-A, (AI) L.P. (“Fund II-A (AI)”), Golden Gate Capital Associates II-QP, L.L.C. (“Associates II-QP”), Golden Gate Capital Associates II-AI, L.L.C. (“Associates II-AI”), Golden Gate Capital Management II, L.L.C. (“GGC Management II”), CCG AV, L.L.C. - Series C (“Series C”), CCG AV, L.L.C. - Series I (“Series I”), CCG AV, L.L.C. - Series L (“Series L) and Golden Gate Capital Management, L.L.C. (“GGC Management”) (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2011, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2	(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Golden Gate Private Equity, Inc., One Embarcadero Center, 39th Floor, San Francisco, California 94111.

Item 2	(c)	Citizenship:

Each Reporting Person is organized under the laws of the State of Delaware.

Item 2	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2	(e)	CUSIP Number:

30219E103

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

CUSIP No. 30219E103	13G	Page 17 of 20 Pages

Item 4	Ownership:

(a)

Amount beneficially owned: In the aggregate, the Reporting Persons beneficially own 38,018,594 shares of Common Stock directly held by MCRH. Annex Fund II, Annex Fund II (AI), Fund II, Fund II-A, Fund II (AI), Fund II-A (AI), Associates II-QP and Associates II-AI each hold equity interests in MCRH and are managed by GGC Management II. Series C, Series I and Series L each also hold equity interest in MCRH are managed by GGC Management. GGC Management II and GGC Management are each controlled by their principal managing directors. As a result of these relationships, each Reporting Person other than GGC Management and GGC Management II has shared voting and dispositive power with respect to the shares of Common Stock directly held by MCRH. GGC Management and GGC Management II have sole voting and dispositive power with respect to the shares directly held by MCRH.

As a result of the relationships described in this Schedule 13G, each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock directly held by MCRH. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any Reporting Person other than MCRH with respect to the shares of Common Stock directly held by MCRH, that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b)

Percent of class: In the aggregate, the Reporting Persons beneficially own 38,018,594 shares of the Common Stock, or 42.8% of the total number of shares outstanding, by virtue of the 38,018,594 shares of Common Stock directly held by MCRH.

All percentages calculated in this Schedule 13G are based upon an aggregate of 88,735,895 shares of Common Stock outstanding as of December 6, 2010 as disclosed in the Company’s registration statement on Form S-1 filed on December 6, 2010.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii) shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii) sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv) shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Because of the Stockholders Agreement (the “Stockholders Agreement”), described in Item 8, among the Company, MCRH and American Apparel Investments, Inc. (“AAI”), an affiliate of Limited Brands, Inc. (“Limited”), AAI and the MCRH are deemed to be a group pursuant to Rule 13d-5(b)(1) of the Act with respect to the Common Stock. The aggregate number of shares of Common Stock beneficially owned by these entities is 50,691,459. The Reporting Persons have been advised that Limited and its affiliates may be deemed to beneficially own 12,672,865 shares representing approximately 14.3% of the outstanding shares. Limited and its affiliates have filed a separate Schedule 13G with respect to the Common Stock.

The filing of this Schedule 13G shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) of the Act or otherwise, the beneficial owner of securities held by Limited or its affiliates.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

MCRH is a party to a Stockholders Agreement among MCRH, AAI and the Company. Under the Stockholders Agreement, affiliates of the Reporting Persons have the right to nominate (1) three directors to the Company’s board of directors, so long as MCRH holds at least 50% of the number of shares of Common Stock held by MCRH immediately prior to the completion of the Company’s initial public offering (the “IPO”), and (2) two directors, so long as MCRH holds at least 25% of the number of shares of Common Stock held by MCRH immediately prior to the completion of the IPO. AAI has the right to nominate (1) two directors to the Company’s board of directors, so long as AAI holds at least 50% of the number of shares of Common Stock held by AAI immediately prior to the completion of the IPO, and (2) one director, so long as AAI holds at least 25% of the number of shares of Common Stock held by AAI immediately prior to the completion of the IPO. The Stockholders Agreement requires MCRH and AAI to vote their shares of Common Stock in favor of those persons nominated pursuant to rights under the Stockholders Agreement. The Stockholders Agreement also restricts the Reporting Persons’ ability to make distributions of Common Stock without consideration therefor to the partners of investment funds managed by Golden Gate Private Equity, Inc. and restricts Limited’s ability to make distributions of Common Stock without consideration therefor to its stockholders, in each case during the eighteen-month period following the completion of the IPO. The aggregate number of shares held by the parties to the Stockholders Agreement is approximately 50,691,459, which represents approximately 57.1% of the total outstanding Common Stock.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

MULTI-CHANNEL RETAIL HOLDINGS LLC - SERIES G

By:	/s/ David C. Dominik
Name:	David C. Dominik
Title:	Manager

GOLDEN GATE CAPITAL INVESTMENT FUND II, L.P.
GOLDEN GATE CAPITAL INVESTMENT FUND II-A, L.P.
GOLDEN GATE CAPITAL INVESTMENT ANNEX FUND II, L.P.
GOLDEN GATE CAPITAL INVESTMENT FUND II, (AI) L.P.
GOLDEN GATE CAPITAL INVESTMENT FUND II-A, (AI) L.P.
GOLDEN GATE CAPITAL INVESTMENT ANNEX FUND II, (AI) L.P.
GOLDEN GATE CAPITAL ASSOCIATES II-QP, L.L.C.
GOLDEN GATE CAPITAL ASSOCIATES II-AI, L.L.C.

By:	Golden Gate Capital Management II, L.L.C.
Its:	Authorized Representative

By:	/s/ David C. Dominik
Name:	David C. Dominik
Its:	Principal Managing Director

CCG AV, L.L.C. - SERIES C
CCG AV, L.L.C. - SERIES I
CCG AV, L.L.C. - SERIES L

By:	Golden Gate Capital Management, L.L.C.
Its:	Authorized Representative

By:	/s/ David C. Dominik
Name:	David C. Dominik
Its:	Principal Managing Director

GOLDEN GATE CAPITAL MANAGEMENT, L.L.C.
GOLDEN GATE CAPITAL MANAGEMENT II, L.L.C.

By:	/s/ David C. Dominik
Name:	David C. Dominik
Its:	Principal Managing Director

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Express, Inc. may be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 14, 2011

MULTI-CHANNEL RETAIL HOLDINGS LLC - SERIES G

By:	/s/ David C. Dominik
Name:	David C. Dominik
Title:	Manager

GOLDEN GATE CAPITAL INVESTMENT FUND II, L.P.
GOLDEN GATE CAPITAL INVESTMENT FUND II-A, L.P.
GOLDEN GATE CAPITAL INVESTMENT ANNEX FUND II, L.P.
GOLDEN GATE CAPITAL INVESTMENT FUND II, (AI) L.P.
GOLDEN GATE CAPITAL INVESTMENT FUND II-A, (AI) L.P.
GOLDEN GATE CAPITAL INVESTMENT ANNEX FUND II, (AI) L.P.
GOLDEN GATE CAPITAL ASSOCIATES II-QP, L.L.C.
GOLDEN GATE CAPITAL ASSOCIATES II-AI, L.L.C.

By:	Golden Gate Capital Management II, L.L.C.
Its:	Authorized Representative

	By:	/s/ David C. Dominik
	Name:	David C. Dominik
	Its:	Principal Managing Director

CCG AV, L.L.C. - SERIES C
CCG AV, L.L.C. - SERIES I
CCG AV, L.L.C. - SERIES L

By:	Golden Gate Capital Management, L.L.C.
Its:	Authorized Representative

	By:	/s/ David C. Dominik
	Name:	David C. Dominik
	Its:	Principal Managing Director

GOLDEN GATE CAPITAL MANAGEMENT, L.L.C.
GOLDEN GATE CAPITAL MANAGEMENT II, L.L.C.

By:	/s/ David C. Dominik
Name:	David C. Dominik
Its:	Principal Managing Director